Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON JANUARY 17, 2025

Reference is made to the circular (the “Circular”) of MINISO Group Holding Limited (the “Company”) incorporating, amongst others, the notice (the “Notice”) of the extraordinary general meeting of the Company (the “EGM”) dated November 22, 2024. Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The board of directors (the “Board”) of the Company is pleased to announce that all the proposed resolutions submitted for Shareholders’ approval as set out in the EGM Notice were duly passed by the Shareholders by way of poll at the EGM held on January 17, 2025. The poll results in respect of the resolutions proposed at the EGM are as follows:

ORDINARY RESOLUTIONS		NUMBER OF VOTES CAST AND PERCENTAGE (%)
		FOR	AGAINST
1.	The Dairy Farm Share Purchase Agreement (as defined in the Circular, a copy of which has been produced to the EGM marked “A” and signed by the chairman of the EGM for the purpose of identification) and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified;	900,788,270 (99.896679%)	931,664 (0.103321%)
2.	The Jingdong Share Purchase Agreement (as defined in the Circular, a copy of which has been produced to the EGM marked “B” and signed by the chairman of the EGM for the purpose of identification, together with the Dairy Farm Share Purchase Agreement, the “Share Purchase Agreements”), and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified; and	900,790,906 (99.896966%)	929,080 (0.103034%)

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ORDINARY RESOLUTIONS		NUMBER OF VOTES CAST AND PERCENTAGE (%)
		FOR	AGAINST
3.	Any one of the directors of the Company be and is hereby authorized to do all such acts and things incidental to the Share Purchase Agreements as he/she considers necessary, desirable, or expedient in connection with the implementation of or giving effect to the Share Purchase Agreements and the transactions contemplated thereunder.	901,476,566 (99.973126%)	242,324 (0.026874%)

Notes:

(a)	As a majority of the votes were cast in favour of each of the resolutions numbered 1 to 3, such resolutions were duly passed as ordinary resolutions.

(b)	As at the close of business of the Share Record Date and the ADS Record Date, both on December 6, 2024 (the “Record Date”), the number of issued Shares was 1,256,280,037 Shares.

(c)	There was no Shareholder that was required to abstain from voting in respect of the resolutions at the EGM and none of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the EGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the EGM as set out in Rule 13.40 of the Listing Rules.

(d)	Accordingly, the total number of Shares entitling the holder to attend and vote on the resolutions at the EGM was 1,249,871,833 Shares, after excluding 6,408,204 repurchased Shares pending cancellation, as at the Record Date.

(e)	The Company’s share registrar, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the EGM.

(f)	All Directors, namely Mr. YE Guofu, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping, or their authorized representatives, have attended the EGM.

By order of the Board
MINISO Group Holding Limited Mr. YE Guofu
Executive Director and Chairman

Hong Kong, January 17, 2025

As of the date of this announcement, the Board comprises Mr. YE Guofu as an executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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